

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 16, 2017

Sean Quinn
Chief Financial Officer
Cimpress N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

> **Re:** **Cimpress N.V.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed August 12, 2016**
> **File No. 000-51539**

Dear Mr. Quinn:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief
Office of Transportation and Leisure